

EXHIBIT 99.1

PRESS RELEASE
FOR IMMEDIATE PUBLICATION

TIW TO ACQUIRE ALL OF OSKAR HOLDINGS N.V.

Montréal, Canada, November 9, 2004 – Telesystem International Wireless Inc. ("TIW") is pleased to announce that it has entered into an agreement in principle to acquire the 72.9% equity interest in Oskar Holdings N.V. ("Oskar Holdings") it did not already own from certain private equity investors in exchange for 46 million shares of TIW. Oskar Holdings is TIW's controlled subsidiary which holds 99.87% of Oskar Mobil a.s. ("Oskar"), our Czech mobile operation.

 "This acquisition will allow TIW to fully benefit from Oskar's future growth potential", said Bruno Ducharme, Chairman and Chief Executive Officer of TIW. "This transaction will also provide for greater flexibility and full control over the future of Oskar's strategic agenda" added Mr. Ducharme. This will complete the corporate simplification process initiated in 2003, pursuant to which TIW will have acquired all shares held by financial investors in all of its subsidiaries.

Launched by TIW in 2000, Oskar is the fastest growing mobile operator in the Czech Republic with 1.75 million subscribers as at September 30, 2004, up 21.5% from a year ago. With the highest average revenue per user ("ARPU")[1] in the Czech market, Oskar has an estimated market share based on service revenues of 20% compared to 17% at the same period last year. 2004 has been a milestone year for Oskar, with rapidly improving profitability and cash flows, and having recently completed a very successful debt refinancing.

The 72.9% equity interest in Oskar Holdings will be acquired from certain private equity investors (collectively, the "Selling Shareholders"), which include funds advised or managed by ABN AMRO Capital, Advent International Corporation, AlpInvest Partners, EMP Europe, the European Bank for Reconstruction and Development, JP Morgan Partners, Mediatel Capital and Part'Com. JP Morgan Partners and EMP Europe, two significant shareholders of TIW, will receive respectively 17.4 million and 7.0 million of the TIW shares issued in the transaction.

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[1] For the definition of average revenue per user ("ARPU"), its limitations as a non GAAP measure and a reconciliation with our service revenues, please refer to our quarterly results.



TIW will acquire 2,488,162 Class B shares of Oskar Holdings in exchange for approximately 46 million shares of TIW, representing an exchange ratio of 18.488. Upon closing, TIW will increase its equity and voting interest in Oskar Holdings from 27.1% and 52.7%, respectively, to 100%.

The terms of the agreement restrict the Selling Shareholders' ability to resell or otherwise dispose of their TIW shares for a period of 12 months following closing of the transaction. More precisely the partial release from such lock-up will occur on the first business day in each successive period of 45 days starting from the closing of the transaction, as to 5%, 5%, 18.75%, 18.75%, 7.5%, 7.5%, 18.75% and 18.75%, respectively, of their TIW shares on each release date. The Selling Shareholders will obtain piggy-back registration rights for their TIW shares. TIW shares received by JP Morgan Partners and EMP Europe may also be subject to certain additional restrictions as for their sale in the open market.

The closing of the transaction remains subject to certain conditions, including the execution of final documentation, regulatory approvals and obtaining waivers from certain TIW shareholders to enable the Selling Shareholders to benefit from the piggy-back registration rights. Closing is expected to take place in the first quarter of 2005.

Upon closing of this transaction the number of TIW common shares outstanding will increase from 168.3 million currently to 214.3 million.

Forward-looking Statements

This news release contains certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, uncertainties and assumptions. Consequently, all of the forward-looking statements made in news release are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiaries or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbour



for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

About TIW

TIW is a leading provider of wireless voice, data and short messaging services in Central and Eastern Europe with over 6.1 million subscribers. TIW operates in Romania through MobiFon S.A. under the brand name Connex and in the Czech Republic through Oskar Mobil a.s. under the brand name Oskar. TIW's shares are listed on NASDAQ ("TIWI") and on the Toronto Stock Exchange ("TIW").

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FOR INFORMATION:

INVESTORS:

JACQUES LACROIX
Telesystem International Wireless Inc.
☎ (514) 673-8466
jlacroix@tiw.ca

Our web site address is: www.tiw.ca